# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SmartKem, Inc., CIK 0001817760
CUSIP: 83193D203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Manchester Technology Centre, Hexagon To, Delaunays Road, Blackley, Manchester, United Kingdom (X0), M9 8GQ
Date of event which requires filing of this statement: 01/26/2024
Amends the filing with accession number 0001193125-21-071447
Filed by CIK 0001849530
Persons authorized to receive notices and communications: Stephen Anderson, 33 Holborn, London, United Kingdom (X0), EC1N 2HT, 44 (0) 800 316 2295

## Reporting persons
- Octopus Investments Limited (CIK 0001849530): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 213,602; sole dispositive power 0; shared dispositive power 213,602; aggregate amount beneficially owned 213,602 (6% of the class)
  Comment: (1) With respect to Item 4, the source of funds was working capital of Octopus Titan VCT Plc ("Octopus Titan") and the Octopus Investments Nominees Limited (the "Octopus Nominees").
  
  (2) With respect to Items 8, 10, and 11, the shares of Common Stock of the Issuer that may be deemed beneficially owned by Octopus Investments Limited ("Octopus Investments") are comprised of the following: (i) 211,895 shares of Common Stock of the Issuer held by Octopus Titan, and (ii) 1,707 shares of Common Stock of the Issuer held by the Octopus Nominees. Octopus Investments is the portfolio manager of Octopus Titan and the Octopus Nominees. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan and the Octopus Nominees. Octopus Investments disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Octopus Titan and the Octopus Nominees except to the extent of its indirect pecuniary interest therein.
  
  (3) With respect to Item 13, the percent of class was calculated based on 3,562,173 shares of Common Stock of the Issuer outstanding, as disclosed in the Prospectus Supplement filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on December 18, 2024.
- Octopus Titan VCT Plc (CIK 0001849526): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 211,895; sole dispositive power 0; shared dispositive power 211,895; aggregate amount beneficially owned 211,895 (5.9% of the class)
  Comment: (1) With respect to Items 8, 10, and 11, the shares of Common Stock of the Issuer are directly held by Octopus Titan. Octopus Investments is the portfolio manager of Octopus Titan. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan. Octopus Investments disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Octopus Titan except to the extent of its indirect pecuniary interest therein.
  
  (2) With respect to Item 13, the percent of class was calculated based on 3,562,173 shares of Common Stock of the Issuer outstanding, as disclosed in the Prospectus Supplement filed by the Issuer with the SEC on December 18, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SmartKem, Inc.
Address of issuer's principal executive offices: Manchester Technology Centre, Hexagon To, Delaunays Road, Blackley, Manchester, United Kingdom (X0), M9 8GQ
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on March 5, 2021, as amended by Amendment No. 1 thereto filed by the Reporting Persons on January 28, 2022 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.0001 per share ("Common Stock"), of SmartKem, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Item 11 and Item 13 on the cover pages hereto.

Since Amendment No. 1 to the Schedule 13D was filed by the Reporting Persons on January 28, 2022, there have been no acquisitions or dispositions by the Reporting Persons of shares of Common Stock of the Issuer. The number of shares held by the Reporting Persons decreased solely as a result of a reverse stock split of the Issuer's outstanding Common Stock at a ratio of 1-for-35, effective September 21, 2023 (the "Reverse Stock Split").

In addition, several issuances by the Issuer had a dilutive effect on the Reporting Persons' respective beneficial ownership percentages. In particular, the Reporting Persons' beneficial ownership percentages were materially reduced as a result of (i) the January 26, 2024 conversion of 4,220 shares of Series A-1 Convertible Preferred Stock, stated value $1,000 per share (the "Series A-1 Preferred Stock"), of the Issuer into 482,293 shares of Common Stock of the Issuer (the "Conversion"), resulting in 1,371,961 shares of Common Stock of the Issuer outstanding following the Conversion, and (ii) two concurrent private placement offerings of the Common Stock of the Issuer which closed on December 20, 2024 (the "Private Placements"), resulting in a total of 3,562,173 shares of the Issuer outstanding following the closings.

The foregoing descriptions of the Reverse Stock Split, the Conversion, and the Private Placements do not purport to be complete and are qualified in their entirety by reference to the Issuer's Current Reports on Form 8-K, filed September 20, 2023, January 29, 2024, and January 8, 2025, respectively, each of which are incorporated herein by reference to Exhibit 99.6, 99.7 and Exhibit 99.8 to this Schedule 13D, respectively.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.
Transactions in the class effected during the past sixty days:
The information contained in Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 99.6 - Current Report on Form 8-K dated September 19, 2023, filed by the Issuer with the SEC on September 20, 2023.

Exhibit 99.7 - Current Report on Form 8-K dated January 26, 2024, filed by the Issuer with the SEC on January 29, 2024.

Exhibit 99.8 - Current Report on Form 8-K dated January 8, 2025, filed by the Issuer with the SEC on January 8, 2025.

## Signatures
- Octopus Investments Limited: /s/ Simon P. King, Partner (01/21/2025)
- Octopus Titan VCT Plc: BY: OCTOPUS INVESTMENTS LIMITED, ITS MANAGER, By: /s/ Simon P. King, Partner at Octopus Investments Limited (01/21/2025)